VS 10-8-02 kk

Rec C
11/11/02

02053228

[barcode label covers the start of these lines:] …TATES / …ANGE COMMISSION / …, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lake Forest Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

JUL 11 2002

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co Ltd.

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
OCT 10 2002
P THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VS 10-8-02

SEC 1410 (3-91)

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Members of
Lake Forest Securities, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Lake Forest Securities, LLC as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Forest Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 9-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador + Co., Ltd.

February 18, 2002
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

LAKE FOREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	174,774
Deposit with clearing organization		53,898
Accounts receivable - clearing organization		24,283
Prepaid expenses		51
Total assets	$	253,006

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	5,657
Members' distributions payable		30,000
Total liabilities		35,657
Members' equity		217,349
Total liabilities and members' equity	$	253,006

See notes to financial statements

LAKE FOREST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lake Forest Securities, LLC (The "Company") was organized under the Limited Liability Company Act of Illinois in 1998. The Company has been registered as a Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides security execution services to retail customers primarily in the Chicago area. Customer transactions are cleared on a fully disclosed basis through another broker.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 2. CASH FLOW INFORMATION

There was no cash paid during the year for interest or income taxes.

The Company had noncash financing transactions during the year related to members' distributions that were recorded but not paid in the amount of $30,000.

LAKE FOREST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2001, the Company had net capital of $213,400 which was $113,400 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.167 to 1.0.

NOTE 4. CONTINGENCIES

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits, clearing deposit and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company's accounts receivable and clearing deposit are maintained by one clearing organization. The Company manages this risk by maintaining its clearing deposit in government securities and monitoring the performance of the clearing organization.

NOTE 6. OPERATING LEASE COMMITMENT

The Company leases office space under an operating lease expiring in 2002. The lease requires the Company to pay its proportionate share of real estate taxes and all direct costs of operations, repair and maintenance and management of the building. Rent expense for the year ended December 31, 2001 was $23,337.

NOTE 7. MEMBERS' LIABILITY, INTEREST, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is an Illinois limited liability company established in 1998. The Company's Operating Agreement specifies the following information relating to its members:

- Member's liability limitation
- Rights and obligations of members
- Member's contributions to the company and capital accounts
- Allocations, income tax, distributions, elections and reports of members
- Transferability and redemption of member's interests
- Additional members